J.P. MORGAN EXCHANGE-TRADED FUND TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

September 17, 2015

Stephanie Hui

Securities and Exchange Commission

100 F Street,

NE Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”)

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 3

Dear Ms. Hui:

This letter is in response to the comments you provided with respect to the registration of JPMorgan Diversified Return U.S. Equity ETF (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 (the “Rule”), which will become automatically effective pursuant to the Rule.

PROSPECTUS COMMENTS

Main Investment Strategies

1.	Comment: Please consider clarifying that the factor characteristics on which the Fund’s index is based were developed by the Fund’s adviser.

Response: We have reviewed the disclosure and believe that it currently conveys the fact that the factor characteristics were developed by the Fund’s adviser.

2.	Comment: Please provide the name of the Fund’s underlying index.

Response: The Fund’s underlying index, the Russell 1000 Diversified Factor Index, will be included in the final disclosure.

More About the Fund

3.	Comment: Please delete “to seek performance that corresponds to the Underlying Index and” from the second bullet point under “Additional Investment Strategies.”

Response: The requested change will be made.

4.	Comment: Please explain why “Real Estate Securities Risk” shouldn’t be included in the main risks since these investments are included as a part of the Main Investment Strategies.

Response: “Real Estate Securities Risk” will be moved to the main risk section in “More About the Fund.”

Risk and Reward Elements for the Fund

5.	Comment: Please explain why “Master Limited Partnerships” are included in the “Risk and Reward Elements for the Fund” section, but not in the front of the prospectus.

Response: Since the original filing for the Fund, it has been determined that the Fund’s underlying index will not include master limited partnerships. Therefore, we are removing the disclosure relating to “Master Limited Partnerships” in the “Risk and Reward Elements for the Fund” section.

In connection with your review of the Post-Effective Amendment No. 3 filed by the Trust on July 14, 2014, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1370.

Sincerely,

/s/ Elizabeth Davin
Elizabeth Davin
Assistant Secretary

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